
Pernod Ricard

DF/Lettres2005/326.2005

82-33661

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

SUPPL

29th of July 2005

05010346

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Antoine PERNOD


Pernod Ricard

Pernod Ricard exercises its new early redemption option in the 2.5 % convertible bond (OCEANE) due 2008 (the "Bonds")

Press Release - Paris, July 28, 2005

Pernod Ricard announces today its decision to redeem on September 20, 2005 (the "Redemption Date") all its outstanding Bonds. The Bonds were issued on February 13, 2002 with a maturity date of January 1, 2008, in an aggregate principal amount of €488,749,999.

Pernod Ricard is exercising its new early redemption option, which was included in the terms and conditions of the Bonds pursuant to approval by the bondholders' meeting held on July 21, 2005 in consideration of an additional payment by Pernod Ricard.

The Bonds in respect of which holders have not exercised their conversion/exchange rights (the "Rights") prior to the Redemption Date will be redeemed on the Redemption Date at an early redemption price of €114.52 per Bond, together with an amount of €1.92014 per Bond in respect of interest accrued from January 1, 2005 to September 19, 2005.

Pursuant to the terms and conditions of the Bonds, bondholders will have the right to exercise their Rights up to and including the 7th business day prior to the Redemption Date (being September 9, 2005), at an exchange ratio of 1.25 Pernod Ricard shares per Bond. Those bondholders who exercise their Rights will also receive a conversion premium of €4.50 per Bond, payable upon delivery of the shares, provided they exercise the Rights following the publication, expected to occur on August 4, 2005, of the early redemption notice in the *Journal Officiel* and in a daily financial newspaper.

Pernod Ricard Contacts

Francisco de la VEGA / Communications VP	Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations VP	Tel : +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel : +33 (0)1 41 00 40 88

For more information on Pernod Ricard, you can access our website :
www.pernod-ricard.com